Filed with the Securities and Exchange Commission on May 17, 2023

1933 Act Registration File No. 033-20827

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	1	[	X	]
Post-Effective Amendment No.		[		]

(Check Appropriate Box or Boxes)

THE RBB FUND, INC.

(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (609) 731-6256

Copies to:

STEVEN PLUMP	JILLIAN L. BOSMANN, ESQUIRE
The RBB Fund, Inc.	Faegre Drinker Biddle & Reath LLP
615 East Michigan Street	One Logan Square, Suite 2000
Milwaukee, Wisconsin 53202-5207	Philadelphia, Pennsylvania 19103-6996

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is required because an indefinite number of shares have been registered pursuant to Section 24(f) under the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for The RBB Fund, Inc. (the “Registrant”) incorporates by reference the Parts A, B, and C contained in the initial filing of the Registrant’s Registration Statement on Form N-14 (File No. 033-20827), which was filed with the Securities and Exchange Commission on April 28, 2023, in connection with the reorganization of each series of the F/m Funds Trust (File No. 811-22691) into newly created series of the Registrant. This Pre-Effective Amendment No. 1 is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Short Hills and State of New Jersey on May 17, 2023.

THE RBB FUND, INC
(Registrant)

By:	/s/ Steven Plump
Steven Plump
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Steven Plump	President (Principal Executive Officer)	May 17, 2023
Steven Plump

/s/ James G. Shaw	Chief Financial Officer (Principal Financial and Accounting Officer)	May 17, 2023
James G. Shaw

*Julian A. Brodsky	Director	May 17, 2023
Julian A. Brodsky

*Gregory P. Chandler	Director	May 17, 2023
Gregory P. Chandler

*Lisa A. Dolly	Director	May 17, 2023
Lisa A. Dolly

*Nicholas A. Giordano	Director	May 17, 2023
Nicholas A. Giordano

*Arnold M. Reichman	Director	May 17, 2023
Arnold M. Reichman

*Robert Sablowsky	Director	May 17, 2023
Robert Sablowsky

*Brian T. Shea	Director	May 17, 2023
Brian T. Shea

*Robert Straniere	Director	May 17, 2023
Robert Straniere

*By:	/s/ James G. Shaw
James G. Shaw
Attorney-in-Fact